

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2012

Via E-mail
Eric Tait
Chief Executive Officer and Director
PointView Capital, Inc.
3330 Cumberland Blvd., Suite 500
Atlanta, GA 30339

> **Re: PointView Capital, Inc.**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed December 14, 2011**
> **File No. 024-10306**

Dear Mr. Tait:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

The Company, page 3 of 17

1.   We have reviewed your response to prior comment 4. Although you state that this section has been removed in its entirety, the reference to September 16 as your fiscal year still appears directly below your company telephone number on page 3 of 17. Please revise.

Item 3. Risk Factors, page 4 of 17

2.   Please include a risk factor that the registrant does not own any properties and may not raise enough funds in the offering to purchase properties; thus investors could lose their investment.

3.   We note your disclosure on page 15 of 17 relating to the creation of a sinking fund. Please revise the third risk factor on page 5 of 17 to delete the reference to your notes not containing a sinking fund provision or advise.

Item 5. Use of Proceeds, page 10 of 17

4.   We note your response to comment 6 of our comment letter dated November 18, 2011 where you state that "[t]he Company no longer intends to invest in income producing securities and Treasury Bills of short-term maturities and references to such have been removed." We further note the disclosure in your offering statement where you state that "[t]he Company may temporarily invest proceeds in income producing securities, Treasury Bills of short maturities, before it acquires real estate for investment." Please reconcile or advise.

Item 6. Description of Business, page 11 of 17

5.   We note your response to comment 9 of our comment letter dated November 18, 2011. Please tell us how properties not acquired with Key Property Solutions' assistance will be managed.

6.   We note that the company focuses on holding properties for long term income purposes and that management will focus on purchasing distressed properties and renovating them for optimal returns. Please describe in greater detail the company's plan to rent such properties.

Item 6. Description of Business, page 11 of 17

7.   Please revise this section to provide your plan of operations for the next 12 months. See Item 6(a)(3) of Model B.

Strategy, page 11 of 17

8.   Please clarify what you mean by "achieve economies of scale that will maximize Net Operating Income . . ." and "the Company may [*sic*] the Apartment Renovation Index Survey outlining in-unit upgrades that have the greatest impact on pushing rents higher."

9.   We note your response to comment 13 of our comment letter dated November 18, 2011 where you state that you "will not consider entering into arrangements with affiliates in connection [*sic*] the identification or sale of properties discussed in the previous sentence." Please revise your disclosure on page 11 of 17 where you state that "the Company may also partner with third-party real estate investment companies

to leverage . . ." to discuss whether the company would enter into those arrangements
with affiliates.

Item 9. Remuneration of Directors and Officers, page 14 of 17

10.   We note your response to comment 14 of our comment letter dated November 18,
        2011. We further note your disclosure where you state that "[n]either Mr. Tait nor
        Mr. Scott <u>currently</u> receive any compensation . . . ." (emphasis added). Please revise
        your disclosure to clarify whether the officers and directors <u>will</u> receive any
        remuneration other than profit in the future.

Item 12. Securities Being Offered Principal Amount and Term, page 15 of 17

11.   We note your response to comment 15 of our comment letter dated November 18,
        2011. We further note your revised disclosure under "Sinking Fund" where you state
        that "10% of all proceeds raised in conjunction with this Offering will be kept in a
        separate non-interest bearing account for the purpose of paying interest on the Notes
        only under circumstances where the Company does not have sufficient funds to pay
        interest from its revenues." Please add risk factor disclosure to address the related
        risks, including the effect it would have on cash available for investing purposes. In
        addition, here or elsewhere in the offering document, please confirm whether the
        company intends the source of interest payments to be from funds from operations
        and not from offering proceeds.

12.   We note your response to comment 16 of our comment letter dated November 18,
        2011 where you stated that the "terms of the Promissory Note have been revised to
        include the failure to make interest payments as an event of default." Paragraph 5 of
        the Promissory Note (Exhibit 2.1) does not contain such revision. Please revise or
        advise. Also revise to discuss what remedies the note holders will have if interest
        payments are not made by the Company.

13.   We note your response to comment 17 of our comment letter dated November 18,
        2011. Please clarify whether a sinking fund or similar arrangement will be created to
        repurchase a portion of the existing securities periodically. If there will not be a
        sinking fund for such purposes, please include a related risk factor. Also confirm
        whether payments on the notes at maturity will be paid from funds from operations
        and not from offering proceeds. Also discuss where appropriate whether the
        company will need to sell its properties in order to pay the notes at maturity, and if so,
        how this will affect the other note holders.

14.   We note your response to comment 19 of our comment letter dated November 18,
        2011. Please revise your disclosure to include in the affirmative the remaining
        disclosure required by Item 12(b)(4) of Model B.

Financial Statements, page F-1

Note 1 – Organization and Summary of Significant Accounting Policies

15.   Please revise to disclose your accounting policies for real estate valuation.

Cash and Cash Equivalents

16.   We note your disclosure that you had $500 of cash as of December 7, 2011. Please reconcile this amount to your Balance Sheet, which indicates you had $10,000 of cash as of December 7, 2011.

Revenue Recognition

17.   Please revise your disclosure to specifically address your recognition of revenues relevant to your proposed business model.

Exhibit 5.1 Marketing Materials

18.   We note your response to comment 23 of our comment letter dated November 18, 2011 and re-issue the comment in its entirety. The filed exhibit does not contain the stated revisions. On each advertisement, please include balance disclosure that discusses the material risks of the offering, such as your company has no operations and owns no properties and that the company may not be able to fund such interest payments, in addition, investors could lose their entire investment.

19.   We note that the marketing materials state that the interest is paid monthly at 7.5%; however, the disclosure in the promissory note and on page 15 of the offering statement states that interest is payable annually on a calendar-year basis. Please revise or advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the qualification date of the pending offering statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 and Regulation A regarding requests for acceleration. We will consider a written request for acceleration of the qualification date of the offering statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed offering of the securities specified in the above offering statement. Please allow adequate time for us to review any amendment prior to the requested qualification date of the offering statement.

You may contact William Demarest, Staff Accountant, (202) 551-3432, Eric McPhee, Accounting Reviewer, at (202) 551-3693, if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673, or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Matthew Scott